Tallahassee Office 2457 Care Drive Tallahassee, Florida 32308 (850) 878-2411 - Telephone (850) 878-1230 - Facsimile e-mail: tall@idlaw.biz	REPLY TO TALLAHASSEE OFFICE hdh@idhlaw.com January 31, 2007	Tampa Office 500 N. Westshore Blvd, Suite 1010 Tampa, Florida 33609 (813) 289-1020 - Telephone (813) 289-1070 - Facsimile e-mail: tampa@idlaw.biz

Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	Coastal Caribbean Oils & Minerals, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 08, 2006 and Form 10-Q for the Quarter Ended September, 30, 2006
File No. 1-04668

Dear Mr. Hiller,

This firm represents Coastal Caribbean Oils & Minerals, Ltd. (“Coastal”) and in that regard has been ask to provide you with the following response to your letter dated December 22, 2006 regarding Coastal’s Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the Quarter Ended September, 30, 2006. Please find Coastal’s responses to your comments below.

Form 10-K for the Fiscal Year Ended December 31, 2005

1.	SEC Comment: Please note that when filing an amendment to your Form 10-K you must file the complete text of each item that is revised pursuant to Rule 12b-15 of the Exchange Act.

Coastal’s Response: When Coastal amends its Form 10-K, Coastal will file the complete text of each item amended.

Controls and Procedures, page 48

Mr. Karl Hiller
January 31, 2007

2.	(a) SEC Comment: We have read your response to prior comment one in our letter dated December 7, 2006 in which you state in paragraph 9(a), “Based upon their evaluation of those controls and procedures performed within 90 days of the filing date of this report, the Chief Executive who is also the Chief Financial Officer of the Company concluded that the Company’s disclosure controls and procedures were adequate.” Please comply with Item 307 of Regulation S-K which requires that your evaluation regarding the effectiveness of disclosure controls and procedures be completed as of the end of the period covered by your annual report. In addition, you must state whether your certifying officers concluded your disclosure controls and procedures were effective or ineffective rather than adequate.

(a) Coastal’s Response: When Coastal amends its Form 10-K Coastal will disclose in paragraph 9(a) that Coastal’s evaluation regarding the effectiveness of disclosure controls and procedures was completed as of the end of the period covered by Coastal’s annual report. Additionally, Coastal will disclose that its certifying officer concluded that Coastal’s disclosure controls and procedures were effective as of December 31, 2005.

(b) SEC Comment: Further, you state in paragraph 9(b), “The Company made no significant changes in its internal controls or in other factors during the Company’s fourth quarter ...” Please comply with Item 308(c) of Regulation S-K which requires that you disclose any change in your internal control over financial reporting that is identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect your controls over financial reporting. If there were no changes in your internal controls over financial reporting during the fourth fiscal quarter, then provide disclosure to that effect.

(b) Coastal’s Response: When Coastal amends its Form 10-K, Coastal will disclose that there were no changes in its internal control over financial reporting, as identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15, that occurred during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect Coastal’s controls over financial reporting.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 38

Stock Options, page 39

3.
SEC Comment: We note [in] your proposed disclosure you intend to include in a amendment to your Form 10-K for the year ended December 31, 2005 to comply with our prior comment 2 in our letter dated December 7, 2006. Please provide to us an analysis that shows how you computed compensation cost under the fair value based method. Generally we would expect compensation cost computed under a fair value based method to differ from compensation cost computed under the intrinsic value method. Explain to us how you concluded that is no difference in these two amounts.

Mr. Karl Hiller
January 31, 2007

Coastal’s Response: Coastal has amended footnote disclosures in Note 1 and Note 6 regarding its stock based compensation policy and disclosure requirements of SFAS 123 to disclose the pro forma fair value expense of employee stock options issued during 2005 to directors and employees as $73,000. We have also supplementally provided our Black Scholes fair value computations as requested.

4.	SEC Comment: We note you issued options to your legal counsel in 2005 and determined the options were noncompensatory. Please tell us whether you consider your legal counsel an employee and how you concluded no expense should be recorded upon the issuance of these options. Note you may only apply the guidance of APB 25 for transactions with employees. For transactions involving other than employees, you must apply the guidance outlined in paragraphs 8 through 10 of SFAS 123.

Coastal’s Response: Coastal granted stock options to the law firm of Igler & Dougherty, P.A. in 2005 and does not consider its law firm or any of the lawyers in the firm to be employees. Please be advised that the Company erred in its application of the requirements of SFAS 123 regarding recording compensation expense for options issued to non employees in its original Form 10-K. The Company should have recorded an expense of $2,250, which is the fair value of the stock options issued to legal counsel. We believe this amount is immaterial both quantitatively and qualitatively and propose not restating our financial statements for 2005 as originally filed in Form 10-K. We have corrected the fair value disclosures in Note 6 regarding non-employee stock options.

Exhibits

Exhibits 31.1

5.
SEC Comment: We have reviewed your response to prior comment three in our letter dated December 7, 2006. As a non-accelerated filer, you may omit the introductory language of paragraph 4 as well as paragraph 4(b) of the Rule 13a-`14 certification until your first fiscal year ending on or after July 15 2007; however, you are required to provide tghe certifications of all other paragraphs and sub-paragraphs, including paragraphs 3 and 4(c), in Item 601(b)(31) of Regulation S-K. Please amend your certification accordingly.

Coastal’s Response: Coastal will amend the certifications to comply with the current format set forth in Item 601(b)(31) of Regulation S-K.

Mr. Karl Hiller
January 31, 2007

Form 10-Q for Quarter Ended September 30, 2006

General

4.	SEC Comment: Certain comments written on your annual report on Form 10-K also pertain to the comparable areas of your Form 10-Q.

Coastal’s Response: Coastal will amend its filing regarding Controls and Procedures to comply with the current disclosure requirements set forth in Items 307 and 308(c) of regulation S-K, as well as amend the certifications to comply with the current format set forth in Item 601(b)(31) of Regulation S-K.

Closing Comments

Coastal will amend the above filings as soon as possible.

In connection with this response, Coastal Caribbean Oils & Minerals, Ltd. acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from making any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at (850) 878-2411 or Phillip Ware at (850) 653-2732 .

Sincerely,

/s/ Herbert D. Haughton
Herbert D. Haughton
Igler & Dougherty, PA